Exhibit 99.1
Qiao Xing Universal Files its 2009 Annual Report on Form 20-F
     HUIZHOU, Guangdong, China, July 16 /PRNewswire-Asia-FirstCall/ — Qiao Xing Universal Resources, Inc. (Nasdaq: XING) (the “Company” or “XING”), an emerging Chinese resources company headquartered in Huizhou, Guangdong Province, today announced that the Company has filed its 2009 Annual Report on Form 20-F with the Securities and Exchange Commission.
     The Company’s consolidated financial results filed with its 2009 Annual Report on Form 20-F are consistent with the unaudited results announced on June 30, 2010, except that, primarily for the revised accounting treatment of the change in its equity interest in Qiao Xing Mobile Communication Co. Ltd (“QXM”), a controlled subsidiary of the company, as well as a downward revision in the Company’s deferred income tax expense.
     In the previously released unaudited financial results, the unaudited consolidated net loss of Rmb364.3 million (US$53.4 million) included a loss on issue/repurchase of stocks by subsidiaries of Rmb98.1 million (US$14.4 million). In previous years, the Company accounted for the change in equity interest in QXM as a gain or loss on issue/repurchase of stocks by subsidiaries in the income statement, as was permitted by accounting standards in effect at that time. In 2009, with the effectiveness of Statement of Financial Accounting Standard No.160 (“FAS160”) as of January 1, 2009, the Company is required to account for the change in equity interest in controlled subsidiaries as an equity transaction. The Company reviewed FAS 160, and had concluded that the Company should account for the change in equity interest in QXM as a gain or loss on issue/repurchase of stocks by subsidiaries in the income statement for prudence and consistency. However, in the audited consolidated financial results, the Company revised such treatment and accounted for the change in equity interest as an equity transaction, which decreased the net loss by Rmb98.1 million (US$14.4 million). In addition, the audited deferred income tax expense was Rmb6.3 million (US$0.9 million) lower than the unaudited figure. As a result of these revisions, the audited consolidated net loss was Rmb259.9 million (US$38.1 million) for the fiscal year ended in December 31, 2009 which is Rmb104.4 million (US$15.3 million) less than the previously released unaudited figure of Rmb364.3 million (US$53.4 million). The audited net loss per share for fiscal year 2009, on a consolidated basis, is US$0.61 versus the previously released unaudited loss per share of US$0.85.
     Consolidated revenues from the molybdenum mining business for 2009 were Rmb193.9 million (US$28.4 million); the mining business generated a gross profit of Rmb100.6 million (US$14.7 million) and net income of Rmb64.2 million (US$9.4 million), which are all the same as the previously released unaudited figures.
     The Company expects that the demand and sales price for molybdenum will continue to trend up within the next 18 months and, for this reason among others, the Company has decided to seek additional molybdenum acquisition opportunities in the PRC.
     For 2010, the Company expects molybdenum concentrate production volume to be in the range of 3,600 to 3,800 metric tons (“tonnes”), representing approximately 1,740 tonnes to 1,820 tonnes of molybdenum metal. For 2010, anticipated average cost per tonne of molybdenum metal produced (excluding the cost of smelting) is expected to be Rmb100,300 (US$14,694) to Rmb103,000 (US$15,909), equivalent to US$6.68 to US$6.86 per pound. The Company anticipates that by the end of 2010, molybdenum concentrate production at its Chifeng Haozhou plant will reach full processing capacity of 1800 tonnes of molybdenum ore per day.
     The Company filed its annual report on Form 20-F which included the audited consolidated financial statements for the fiscal year ended December 31, 2009 with the Securities and Exchange Commission on July 15, 2010. The annual report can be accessed on the Company’s investor relations website at http://www.cosun-xing.com .
     A hard copy of the annual report on Form 20-F for the fiscal year ended December 31, 2009, can be obtained free of charge upon request by writing to:
Qiao Xing Universal Resources, Inc
Qiao Xing Industrial Zone, Tang Quan,
Huizhou, Guangdong, PRC, 516023
     About Qiao Xing Universal Resources, Inc.
     Qiao Xing Universal Resources, Inc. is an emerging Chinese resources company headquartered in Huizhou, Guangdong Province, China. The Company was previously one of the leading players of telecommunication terminal products in China, but made the strategic decision to diversify into the resources industry in 2007. In April 2009, the Company acquired the 100% equity interest in China Luxuriance Jade Company, Ltd (“CLJC”). CLJC, through its wholly owned Chinese subsidiaries, owns the rights to receive the expected residual returns from Chifeng Haozhou Mining Co., Ltd. (“Haozhou Mining”), a large copper-molybdenum poly-metallic mining company in Inner Mongolia, China. Since then, the Company has further refined its strategy to become a pure resources company and is actively seeking additional acquisition targets in the resources industry.
     Safe Harbor Statement
     This announcement contains forward-looking statements, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. In some cases, these forward-looking statements can be identified by words or phrases such as “aim,” “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “is /are likely to,” “may,” “plan,” “potential,” “will” or other similar expressions. Statements that are not historical facts, including statements about Qiao Xing Universal Resources, Inc.’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. Information regarding these factors is included in our filings with the Securities and Exchange Commission. Qiao Xing Universal Resources, Inc. does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

All information provided in this press release is as of July 16, 2010.
     For more information, please contact:
Company Contact:
Mr. Rick Xiao, Vice President
Email: rick@qiaoxing.com
Tel: +86-752-282-0268
CCG Investor Relations Contact:
Mr. Ed Job, Account Manager
Email: ed.job@ccgir.com
Tel: +1-646-213-1914 (NY office)
SOURCE Qiao Xing Universal Resources, Inc.